ISSUER FREE WRITING PROSPECTUS
(SUPPLEMENTING PRELMINARY PROSPECTUS ISSUED OCTOBER 11, 2006
FILED PURSUANT TO RULE 433
REGISTRATION STATEMENT NO. 333-130515
ENDEAVOUR INTERNATIONAL CORPORATION
COMMON STOCK
     Endeavour International Corporation is providing you the following information in connection with its offering of up to 35,000,000 shares of its common stock pursuant to its Preliminary Prospectus Supplement dated October 11, 2006 to Prospectus dated March 15, 2006 filed with the Securities and Exchange Commission on October 12, 2006. Reference herewith to “we”, “us”, “our” and “our company” are used in the manner described in the Prospectus Supplement.
Increase in Dividend Rate for Series A-1 Convertible Preferred Stock
     Dividends on the Series A-1 Convertible Preferred Stock are payable in cash or, if we are unable to pay such dividends in cash, in common stock, and any dividends will be paid to the preferred stock investors prior to payment of any other dividend on any other shares of our capital stock. We anticipate that we will pay a cumulative dividend on the Series A-1 Convertible Preferred Stock equal to 9.9% per annum (as opposed to the 8.4% per annum referenced in the Prospectus Supplement) of the original issue price, compounded quarterly (the “Original Dividend Rate”). We are revising the Original Dividend Rate based upon discussions and negotiations with preferred stock investors. The Original Dividend Rate will be reduced to 8.4% per annum of the original issue price if the stockholders of the Company approve the exchange of the Series A-1 Convertible Preferred Stock for a new series of convertible preferred stock which is identical to the Series A-1 Convertible Preferred Stock except for the inclusion of additional antidilution provisions. The reduced dividend rate will be retroactive to the date of issuance if stockholder approval is obtained within 120 days of issuance. The actual Original Dividend Rate, however, will be determined upon pricing of the shares sold in this offering. For every 50 basis point change in the Original Dividend Rate, the amount of the annual dividend will change by approximately $0.6 million. If the dividend is paid in cash, the amount payable in respect of such dividend will be equal to 95% of the Original Dividend Rate. The Series A-1 Convertible Preferred Stock also will participate on an as-converted basis with respect to any dividends paid on the common stock.
     The foregoing increase in the Original Dividend Rate increases the amount of preferred stock dividends and increases the net loss to common stockholders and the net loss per common share as reflected in the pro forma financials presentation included in the Preliminary Prospectus for the year ended December 31, 2005 and for the six months ended June 30, 2006. Taking into consideration the increase in the Original Dividend Rate from 8.4% per annum to 9.9% per annum but maintaining all other assumptions used in preparing the pro forma financial information, the impact in the pro forma consolidated financial data for the above-referenced periods as reflected on page S-11, S-36 and S-37 of the Preliminary Prospectus is as follows:
•	For the year ended December 31, 2005:
•	Preferred Stock Dividends changes from $(10,658) to $(12,533);

•	Net Income (loss) to common stockholders changes from $(2,615) to $(4,713); and

•	Net income (loss) per common share changes from $(0.02) Basic and $(0.02) Diluted to $(0.04) Basic and $(0.04) Diluted.
•	For the six months ended June 30, 2006:
•	Preferred Stock Dividends changes from $(5,329) to $(6,267);

•	Net Income (loss) to common stockholders changes from $682 to $(368); and

•	Net income (loss) per common share changes from $0.01 Basic and $0.01 Diluted to $0.00 Basic and $0.00 Diluted
Dilution.
     The Dilution table reflected on page S-31 of the Preliminary Prospectus failed to exclude intangible assets of $31 million from net tangible book value. A revised Dilution section is as follows:
Dilution
     The net tangible book value of our common stock as of June 30, 2006 was approximately $7 million, or $0.09 per share. Net tangible book value per share represents our total tangible assets less our total liabilities and divided by the aggregate number of shares of our common stock outstanding. Dilution in net tangible book value per share represents the difference between the amount per share of our common stock that you pay in this offering and the net tangible book value per share of our common stock immediately after this offering.
     After giving effect to the sale by us of 35 million shares of common stock in this offering at an offering price of $2.56 per share, which was the closing price of our common stock on October 6, 2006 and after deducting underwriting discounts and commissions and estimated offering expenses payable by us, the net tangible book value of our common stock as of June 30, 2006 would have been approximately $91 million, or $0.79 per share. Note that the closing price of our common stock on October 18, 2006 was $2.41. Purchasers of our common stock in this offering will experience immediate dilution in net tangible book value per share of $1.77 per share. The following table illustrates this dilution per share.

Offering price per share		$2.56
Net tangible book value per share as of June 30, 2006	$0.09
Increase in net tangible book value per share attributable to new investors	$0.70

Less: Net tangible book value per share after offering		$0.79

Dilution in net tangible book value per share to new investors.		$1.77

Recent Development
     We issued a press release on October 18, 2006 announcing that our subsidiary Endeavour Energy UK Limited has entered into an agreement with EOG Resources United Kingdom Limited (EOG) for drilling the Columbus Exploratory prospect on Block 23/16f in the Central Graben region of the North Sea. The agreement is subject to third-party approvals. We will serve as operator of the well. The well is expected to begin drilling in late October to test a Palaeocene reservoir.
     WE HAVE FILED A REGISTRATION STATEMENT (INCLUDING A PROSPECTUS) WITH THE SEC FOR THE OFFERING TO WHICH THIS COMMUNICATION RELATES. BEFORE YOU INVEST, YOU SHOULD READ THE PROSPECTUS IN THAT REGISTRATION STATEMENT AND OTHER DOCUMENTS WE HAVE FILED WITH THE SEC FOR MORE COMPLETE INFORMATION ABOUT US AND THIS OFFERING. YOU MAY GET THESE DOCUMENTS FOR FREE BY VISITING EDGAR ON THE SEC WEB SITE AT WWW.SEC.GOV. ALTERNATIVELY, WE , ANY UNDERWRITER OR ANY DEALER PARTICIPATING IN THE OFFERING WILL ARRANGE TO SEND TO YOU THE PROSPECTUS IF YOU REQUEST IT BY CALLING 713-307-8770.